Exhibit 1

[KPMG INDIA LETTERHEAD]

The Board of Directors
Dr. Reddy’s Laboratories Ltd.
7-1-27, Ameerpet,
Hyderabad – 500 016

25 May 2004

Dear Sirs

In connection with the change of SEC auditor of Dr. Reddy’s Laboratories Ltd. (“the company”) from KPMG (Registered), an Indian partnership, to KPMG LLP, a UK partnership, we are writing to confirm that the change has been initiated at our request. There is no matter in the nature of a dispute or disagreement connected with the change, which we believe ought to be brought to the attention of shareholders or creditors of the company. At your request, we further confirm that, in respect of our audits of the company’s financial statements for financial years ended 31 March 2002 and 2003, there were no disagreements on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which were of a material nature or not resolved to our satisfaction.

Your faithfully

/s/ KPMG

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